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                            November 1, 2022

       Stephen P. Carey
       Senior Vice President, Finance and Chief Financial Officer
       ANI Pharmaceuticals, Inc.
       210 Main Street West
       dette , Minnesota 56623

                                                        Re: ANI
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            Form 8-K furnished
August 8, 2022
                                                            File No. 001-31812

       Dear Stephen P. Carey:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished August 8, 2022

       Non-GAAP Financial Measures, page 6

   1.                                                   Your non-GAAP
reconciliation includes an adjustment for the Impact of Canada operations. You
disclose that you intend to consolidate manufacturing operations and cease operations at
your Oakville, Ontario, Canada manufacturing. You also state that you plan to support future
growth and continue serving customers through your remaining facilities. Please tell
us why you believe the adjustment for operational synergies is consistent with
Question 100.01 of the Division's Compliance & Disclosure
                                                        Interpretations
("C&DI") on Non-GAAP Financial Measures.
   2. We acknowledge that you state in footnote 3 that beginning in 2022, you no longer adjust for "Cortrophin
pre-launch charges and sales and marketing expenses" in arriving at
                                                        Adjusted non-GAAP
EBITDA. However, we note that you continue to include the
 Stephen P. Carey
ANI Pharmaceuticals, Inc.
November 1, 2022
Page 2
         adjustment in prior periods. Since it appears that these costs fall under C&DI Question
         100.01, please confirm you will eliminate the adjustment in future filings or tell us why you believe it is appropriate to continue to adjust for these normal cash operating costs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameStephen P. Carey                             Sincerely,
Comapany NameANI Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
November 1, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName